Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

January 13, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.

Supplement to Registration Statement on Form S-l

File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated January 12, 2006 to the Partnership’s prospectus dated April 29, 2005.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

January 12, 2006

Dear Investor,

The net asset value of a unit as of December 31, 2005 was $971.03, down 2.54% from $996.35 per unit as of November 30, 2005. Since January 1, 2005 the fund is down 1.11%.

December finished off a grinding, grueling year for Price Fund I and for most futures funds in general. There were many economic variables that ultimately affected partnership performance in 2005, such as: the increasing U.S. account deficit; surging demand for precious and industrial metals; energy supply and refining disruptions; divergent global interest rates; a continuing Fed rate hike campaign; and U.S. dollar appreciation to name a few. Throughout the year, positions in currencies, energies and metals produced nice returns. Other sectors, particularly interest rates, fostered whipsaw, directionless, and generally unprofitable trading. In fact, 2005 saw some of the narrowest trading ranges in fixed income in the last 18 years helped in part by treasury yield convergence. We anticipate an increase in market trends this year as uncertainty surrounding new Fed governor Bernanke decreases allowing focus in commodities and fixed income to return to fundamentals.

At Price Asset Management, we believe that now is as important as ever to allocate a potion of risk capital to a non-correlated long-term investment such as Price Fund I. As an absolute return vehicle, the fund seeks to capitalize on extended price shifts in multiple market sectors regardless of market direction. Investing in multiple asset classes continues to be the key to reducing volatility while building a strong, well balanced portfolio.

Be assured, we are humbled by our performance and extremely grateful for your support. PAM remains committed to achieving the best risk- adjusted returns possible for the partnership in 2006 and beyond.

Very truly yours,

Walter Thomas Price, III
Price Asset Management, Inc.
General Partner of the
Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A              Chicago, IL 60604              312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending December 31, 2005

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	($61,401.29)
Change in Unrealized Gain/(Loss)	23,054.73
Gain/(Loss) on Other Investments	143.99
Brokerage Commission	(5,145.09)

Total Trading Income	($43,347.66)
Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	8,756.67
Management Fees	3,474.49
Incentive Fees	(3,336.00)
Offering Expenses	0.00

Total Expenses	$10,561.83
Interest Income	$6,154.81

Net Income(Loss) for the Period	($47,754.68)

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

	Total Fund	YOUR INVESTMENT
		Units	Value
Beginning of Month	$1,878,686.66	1,885.5955	$1,878,686.66
Addition	19,800.00	20.3908	$19,800.00
Withdrawal	(326,533.66)	(336.2481)	($326,505.74)
Net lncome/(Loss)	(47,754.68)		(47,754.68)

Month End	$1,524,198.32	1,569.7382	$1,524,226.24
Month End NAV Per Unit	$971.03
Monthly Rate of Return	-2.54%
Year to Date Rate of Return	-1.11%

To the best of our knowledge, this statement is accurate and complete:

By
Walter Thomas Price, III
Price Asset Management, Inc.
General Partner of Price Fund I, LP